Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

T 312.845.3000
D 312.845.3484
F 312.451.2366
warren@chapman.com

July 8, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                Fidelity Ethereum Fund

        File No. 333-278249

Dear Mr. and Ms. Gessert and Berkheimer:

This letter responds to your comments regarding Amendment No. 3 to the registration statement filed on Form S-1 for the Fidelity Ethereum Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 21, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – OVERVIEW OF THE TRUST

The Staff notes the revisions the Trust made in response to prior comment 3. Please revise to disclose the specific types of transactions in which the Trust may need to loan or pledge the Trust’s assets, or to use the Trust’s assets as collateral for any loan or similar arrangement.

RESPONSE TO COMMENT 1

The disclosure has been revised to remove the language referencing exceptions to this representation. Accordingly, we respectfully note that the Staff’s comment is no longer applicable.

COMMENT 2 – LIMITS ON ETHER SUPPLY

The Trust states as of May 28, 2024, approximately 120.14 million ether were outstanding. There is also additional disclosure elsewhere in the prospectus as of December 31, 2023 and 2023, generally. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

United States Securities and Exchange Commission

Division of Corporation Finance

July 8, 2024

RESPONSE TO COMMENT 2

The Registration Statement has been updated with June 30, 2024 data where practicable.

COMMENT 3 – GOVERNMENT OVERSIGHT, THOUGH INCREASING, REMAINS LIMITED

Please remove the fourth full paragraph on page 21 as the disclosure lacks the appropriate context for the referenced statements.

RESPONSE TO COMMENT 3

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 4 – SPOT MARKETS ON WHICH ETHER TRADES ARE RELATIVELY NEW AND LARGELY UNREGULATED

The Staff notes the use of the term “unregulated” when referring to certain crypto asset trading markets. Please revise to qualify the use of this term by clarifying that such markets may be subject to regulation in a relevant jurisdiction but may not be complying.

RESPONSE TO COMMENT 4

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 5 – ETHER TRADING COUNTERPARTIES

The Staff notes the Trust’s response and the revisions made in response to prior comment 17 and the Staff reissues the comment. Please revise here and in the Summary disclosure to:

•

Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.

•

Disclose the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

United States Securities and Exchange Commission

Division of Corporation Finance

July 8, 2024

RESPONSE TO COMMENT 5

The following disclosure has been added in the referenced section in accordance with the Staff’s comment:

As of July 8, 2024, the Trust has entered into agreements with and received consent to be identified in this Prospectus as an ether trading counterparty of the Trust from each of JSCT, LLC and Cumberland DRW LLC. JSCT, LLC is an affiliate of Jane Street Capital, LLC, an Authorized Participant of the Trust. The Sponsor is not aware of, nor has it requested any information relating to, any other affiliation or material relationship between such ether trading counterparties and the Authorized Participants or other service providers of the Trust in executing a transaction in ether with the Trust. The agreements with the ether trading counterparties provide that once the Sponsor determines based on its execution procedures which counterparty to execute a trade with and the Sponsor has placed a trade with a specific counterparty, that counterparty is contractually obligated to settle that trade. The ether trading counterparties will have no obligation to participate in cash orders for creations and redemptions. Each of these third parties are, and any other trading counterparty the Trust places orders with will be, subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintain practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions.

********

United States Securities and Exchange Commission

Division of Corporation Finance

July 8, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren